VALNEVA SE
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Valneva Provides Update on IXCHIQ® in the United Kingdom

Lyon (France), October 07, 2026 – Valneva SE (Nasdaq: VALN; Euronext Paris: VLA), a specialty vaccine company, today announced that, following a further benefit-risk assessment of IXCHIQ® for travelers by the United Kingdom’s (UK) Commission on Human Medicines (CHM), the UK marketing authorization for IXCHIQ® has been revoked by the Medicines and Healthcare products Regulatory Agency (MHRA). The decision was based on a review of previous safety data and was not associated with any newly identified safety signal. It does not affect the product licenses for IXCHIQ® in the EU, Canada, Brazil, or other territories where IXCHIQ® is currently marketed.
IXCHIQ® was launched in the UK in mid-2025. Due to low sales amongst travelers, Valneva has not actively distributed IXCHIQ® in the UK for several months. As no product currently remains on the UK market, Valneva expects no expense related to product recall and only minimal impact on its overall sales revenue going forward.
Valneva considers the benefit-risk profile of IXCHIQ® favorable when used in accordance with the approved indication, contraindications, warnings and precautions. This is further supported by the emerging post-marketing evidence, including the ongoing pilot vaccination strategy (PVS)1 in Brazil, where more than 61,000 people aged 18-59 years have been vaccinated to date with no new safety concerns identified. Similar safety reviews were concluded recently by the European Medicines Agency (EMA) and by Health Canada, which maintained the marketing authorizations for IXCHIQ®, with updated product information. To date, approximately 187,000 doses of IXCHIQ® have been administered globally.
While the Company disagrees with CHM’s and MHRA’s conclusion, Valneva has decided not to appeal the decision, given its immaterial financial and commercial impact, and in line with the Company’s strategic focus on expanding access to IXCHIQ® in endemic territories, where the risk of chikungunya virus infection is highest.
About Chikungunya
Chikungunya virus (CHIKV) is a mosquito-borne viral disease spread by the bites of infected Aedes mosquitoes which causes fever, severe joint and muscle pain, headache, nausea, fatigue and rash. Joint pain is often debilitating and can persist for weeks to years2. In 2004, the disease began to spread quickly, causing large-scale outbreaks around the world. Since the re-emergence of the virus, CHIKV has been identified in over 110 countries in Asia, Africa, Europe and the Americas3. Between 2013 and 2023, more than 3.7 million cases were reported in the Americas3 and the economic impact is considered to be significant. The medical and economic burden is expected to grow with climate change as the mosquito vectors that transmit the disease continue
1 https://valneva.com/press-release/valneva-and-instituto-butantan-announce-initiation-of-a-pilot-vaccination-campaign-in-brazil-with-single-shot-chikungunya-vaccine-ixchiq/
2 https://jvi.asm.org/content/jvi/88/20/11644.full.pdf
3 https://cmr.asm.org/content/31/1/e00104-16
October 07, 2026 VALNEVA SE

to spread geographically. As such, the World Health Organization (WHO) has highlighted chikungunya as a major public health problem4.

About Valneva SE
We are a specialty vaccine company that develops, manufactures, and commercializes prophylactic vaccines for infectious diseases addressing unmet medical needs. We take a highly specialized and targeted approach, applying our deep expertise across multiple vaccine modalities, focused on providing either first-, best- or only-in-class vaccine solutions.
We have a strong track record, having advanced multiple vaccines from early R&D to approvals, and currently market three proprietary travel vaccines.
Revenues from our growing commercial business help fuel the continued advancement of our vaccine pipeline. This includes the only Lyme disease vaccine candidate in advanced clinical development, which is partnered with Pfizer, the world’s most clinically advanced Shigella vaccine candidate, as well as vaccine candidates against other global public health threats. More information is available at www.valneva.com.

Valneva Investor and Media Contacts Laetitia Bachelot-Fontaine VP, Global Communications and European Investor Relations M +33 (0)6 4516 7099 laetitia.bachelotfontaine@valneva.com	Joshua Drumm, Ph.D. VP, Global Investor Relations M +001 917 815 4520 joshua.drumm@valneva.com
Forward-Looking Statements
This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and securities laws in France. These statements may be identified by words such as “aims,” “anticipates,” “believes,” “could,” “estimates,” “expects,” “forecasts,” “goal,” “intends,” “may,” “plans,” “possible,” “potential,” “seeks,” “will” and variations of these words or similar expressions that are intended to identify forward-looking statements, although not all forward-looking statements contain these words. All statements other than statements of historical facts contained in this press release are forward-looking statements, including, but not limited to, statements with respect to: the impact of the UK MHRA revocation of the UK marketing authorization for IXCHIQ® on Valneva's business, financial condition, and results of operations; Valneva's expectations regarding the financial and commercial impact of the MHRA's decision and its decision not to appeal; the continued validity and status of IXCHIQ®'s product licenses and marketing authorizations in the EU, Canada, Brazil, and other territories where IXCHIQ® is currently marketed; and Valneva's assessment of the benefit-risk profile of IXCHIQ® and the outcome of related or future regulatory reviews, including by other health authorities. These forward-looking statements are based on Valneva’s expectations and assumptions as of the date of this press release. Each of these forward-looking statements
4 https://www.who.int/emergencies/disease-outbreak-news/item/2023-DON448 involves risks and uncertainties that could cause Valneva’s business, strategy, future results or performance to differ materially from those expressed or implied by the forward-looking statements. Many factors may cause differences between current expectations and actual results, including: Valneva’s success in the commercialization of its commercial products; uncertainties and delays involved in the development and manufacture of vaccines; the potential that success in preclinical testing and earlier clinical trials does not ensure that later clinical trials will generate the same results or otherwise provide adequate data to demonstrate the efficacy and safety of a product candidate; the impacts of macroeconomic conditions, including tariffs and other trade policies and uncertainty related to such policies; the conflicts in Ukraine, Iran and the Middle East; fluctuations in inflation and uncertain credit and financial markets and their resulting impacts on Valneva’s business, clinical trials and financial position; unexpected safety or efficacy data observed during preclinical studies or clinical trials; clinical trial site activation or enrollment rates that are lower than expected; Valneva’s ability to realize the benefits of its collaboration and license agreements; changes in expected or existing competition; changes in the regulatory environment; the uncertainties and timing of the regulatory approval process; the impact of the global and European credit crisis; the ability to obtain or maintain patent or other proprietary intellectual property protection and unexpected litigation or other disputes. Other factors that may cause the Company’s actual results to differ from those expressed or implied in the forward-looking statements in this press release are identified in the section titled “Risk Factors” in Valneva’s Annual Report on Form 20-F for the year ended December 31, 2025 filed with the U.S. Securities and Exchange Commission (“SEC”) and the Autorité des marchés financiers (“AMF”) on March 18, 2026, and in other filings made with the SEC and AMF from time to time. Valneva is providing this information as of the date of this press release and expressly disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by law.